Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Filed Form 20-F to Release its 2006 Annual Report
and Restate its Financial Data for 2005, 2004 and 2003
     HUIZHOU, China, July 17 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announces that on July 16 it filed with SEC a Form 20-F to release its 2006 annual report and to restate its financial data for the years 2005, 2004 and 2003.
     Highlights of 2006 Operating Performance
     For fiscal year 2006, net sales increased by Rmb 586.0 million from Rmb 2,635.2 million for fiscal year 2005 to Rmb 3,221.2 million (USD 412.8 million) for fiscal year 2006, representing an increase of 22.2%. The increase in sales revenue was primarily attributable to the significant growth of the mobile phone business of our subsidiary CEC Telecom Co., Ltd, or CECT. In 2006, the sales volume and the sales revenue of CECT-branded mobile phones increased 30.7% and 38.1% respectively compared with 2005. The increase was primarily driven by the commercial launch of a number of new higher-end models, such as the A1000 and IP1000, with a unique combination of functions and features which set them apart from those of the competitors.
     Gross profit for fiscal year 2006 was Rmb 569.8 million (USD 73.0 million), representing an increase of Rmb 91.4 million from Rmb 478.4 million in fiscal year 2005. Gross profit from the CECT-branded handsets and accessories increased by 40.6% from Rmb 337.7 million in 2005 to Rmb 475.0 million (USD 60.9 million) in 2006. The gross margin of CECT-branded mobile phones increased from 18.1% in 2005 to 18.7% in 2006, primarily reflecting increased sales of higher-end and differentiated products that generally have higher unit selling prices. Gross margin of COSUN-branded mobile phones decreased from 17.6 to 10.8%, owing to the adjustment of the mobile phone portfolio from full-range to lower-end, to better able to meet the demand for lower-end products in tier-3 and tier-4 markets in China. This focus shift is part of the group’s integrated strategy deployed to take advantage of the wide recognition of the COSUN brand name for indoor phones among the mass consumers and the extensive distribution network covering the target markets established in the past 15 years for the COSUN-branded indoor phones. The gross margin of the Company’s indoor business segment increased from 15.4 % to 17.6%. Three factors contributed to this increase: (1) an adjusted product mix with a higher proportion of higher-end and value-added products that generally have higher unit selling prices and command higher gross margins, (2) improved cost control particularly in the area of supply chain management, and (3) the fact that direct sales to telecommunication operators took a larger portion.
     In 2006, we recorded Rmb 58.7 million (USD 7.5 million) of general and administrative expenses of a non-cash nature, which was classified as stock-based compensation in connection with the grant of stock options in 2006. In February 2006, pursuant to the Company’s 2005 Stock Compensation Plan, 2,000,000 incentive stock options were granted to certain employees and an external consultant, all having been with the Company for a long time and having contributed much to the Company’s growth and development.
     In connection with the acquisition of the remaining 20% minority interest in Qiao Xing Mobile Communication Co., Ltd. (QXMC) on November 30, 2006, there was in 2006 a write-off of in-process research and development of Rmb 41.7 million (USD 5.3 million) at the date of acquisition.
     If the share-based compensation expenses and the in-process research and development, which did not involve any outflow of cash, had been taken out, XING’s income from operation for the fiscal year 2006 would have reached Rmb 428.1 million (USD 54.8 million). The actual income from operation for fiscal year 2006 is Rmb 327.7 million (USD 42.0 million), after duly giving effect to those non-cash expenses.
     In June 2006 and in October 2006, the Company issued convertible notes of face values of USD 40 million and USD 26 million respectively, with the proceeds used to fund the expansion of CECT’s mobile phone business and the purchase of the remaining 20% equity interest in QXMC from a minority shareholder. As a result of the issuances of convertible notes, the Company incurred, in addition to cash interest expenses of Rmb 7.7 million (USD 1.0 million), non-cash interest expenses of Rmb 48.2 million (USD 6.1million) relating to the amortization of discount on bond and deferred debt issuance costs and a loss on remeasurement of embedded derivatives (a non-cash item) of Rmb 134.4 million (USD 17.2 million) for 2006. (For more information, please see the Management Discussion and Analysis at the end of this press release and Note 19 of the financial statements.)
     For comparison purposes, concerning similar non-cash expense items, the Company recorded stock-based compensation expenses of Rmb 0.7 million for 2005. There were no in-process R&D expenses, non-cash interest expense or loss on remeasurement of embedded derivatives for 2005. If the four items of non-cash expenses had been taken out, the income before income tax for 2006 would have been Rmb 391.6 million (USD 50.0 million). Giving effect to the four items of non-cash expenses, in accordance with generally accepted accounting principles, the Company duly recorded an income before income tax of Rmb 108.6 million (USD 13.9 million) for the fiscal year 2006.
     The Consolidated Statements of Operations is appended to this press release.
     The Restatement of Financial Data for 2005, 2004 and 2003
     Qiao Xing Mobile Communication Co., Ltd. (QXMC), a consolidated subsidiary of the Company, has recently become a U.S. listed company through an initial public offering, or IPO. In connection with the audits of QXMC’s financial statements, certain misstatements for the years 2005, 2004 and 2003 were identified that were not initially detected through the Company’s internal control over financial reporting.
     As a result management has decided to restate the Company’s consolidated financial statements for the years ended December 31, 2005, 2004 and 2003. In the restated financial statements, net income was reduced by Rmb 3.8 million in 2005, Rmb 21.5 million in 2004, and Rmb 16.3 million in 2003.
     The restatements are described at the beginning of the Form 20-F, in Item 5 Operating and Financial Review and Prospects of the Form 20-F and in Note 2 in the 2006 financial statements of XING.
     In light of the restatements, the Company will need to improve certain aspects of its internal control over financial reporting, as described in Item 15 of the Form 20-F
Consolidated Statements of Operations

			2004	2005	2006
			Rmb’000	Rmb’000
	Note		(Restated)	(Restated)	Rmb'000	US$'000
			(Note 2)	(Note 2)	(Note 3(v))
Net sales			1,720,389	2,635,184	3,221,212	412,759
Cost of goods sold			(1,497,177)	(2,156,798)	(2,651,392)	(339,743)
Gross profit			223,212	478,386	569,820	73,016
Operating expenses:
Selling expenses			(29,065)	(24,726)	(28,401)	(3,639)
General and administrative expenses			(90,554)	(55,341)	(126,076)	(16,155)
Research and development			(18,378)	(20,694)	(30,747)	(3,940)
In process research and development	13	(c)	—	—	(41,739)	(5,348)
Amortization of acquired intangible assets	15		(11,880)	(11,880)	(15,178)	(1,945)
Income from operations			73,335	365,745	327,679	41,989
Interest income			492	7,130	8,108	1,039
Exchange loss, net			—	(2,659)	3,225	413
Interest expense	32		(27,060)	(41,752)	(100,432)	(12,869)
Loss on remeasurement of embedded derivatives	19		—	—	(134,439)	(17,227)
Gain on disposal of subsidiary	13	(a)	—	10,307	—	—
Gain on disposal of equity investee			11,397	—	—	—
Impairment of investment at cost			—	(7,348)	—	—
Other income, net			1,597	640	4,453	571
Income before income tax			59,761	332,063	108,594	13,916
Provision for income tax	23		(7,397)	(25,486)	(58,192)	(7,457)
Income before minority interests			52,364	306,577	50,402	6,459
Minority interests			(51,903)	(99,270)	(84,473)	(10,824)
Equity in earnings of equity investees			955	—	—	—
Net income (loss) before extraordinary gain			1,416	207,307	(34,071)	(4,365)
Extraordinary gain on acquisition of minority interests — net of interests — net of nil tax	13(a),	(b)	—	37,592	14,237	1,824
Net income (loss)			1,416	244,899	(19,834)	(2,541)
Other comprehensive income — Translation adjustments			70	1,821	7,203	923
Comprehensive income (loss)			1,486	246,720	(12,631)	(1,618)
Basic earnings (loss) per common share:
Before extraordinary gain	25		0.09	11.32	(1.44)	(0.19)
Extraordinary gain	25		—	2.05	0.60	0.08
After extraordinary gain	25		0.09	13.37	(0.84)	(0.11)
Diluted earnings (loss) per common share:
Before extraordinary gain	25		0.09	11.32	(2.03)	(0.26)
Extraordinary gain	25		—	2.05	0.59	0.07
After extraordinary gain	25		0.09	13.37	(1.44)	(0.19)
Weighted average number of shares outstanding
Basic	25		16,443,000	18,319,000	23,712,000	23,712,000
Diluted	25		16,560,000	18,320,000	24,016,000	24,016,000

     Managements Discussion and Analysis of Financial Conditions and Results of Operations
A. OPERATING RESULTS.
Fiscal 2006 compared to Fiscal 2005
(i) Net sales
     Analysis of our sales revenue by business segment for fiscal year 2006 and 2005 is as follows:

	Year ended December 31
	2005 (Restated)		2006
	Rmb’000%		Rmb'000%
Mobile telephones	2,380,531	90	2,985,432	93
Indoor telephones	254,653	10	235,780	7
Total	2,635,184	100	3,221,212	100
     Net sales revenue increased by Rmb 586 million from Rmb 2,635 million for fiscal year 2005 to Rmb 3,221 million (US$ 413 million) for fiscal year 2006, representing an increase of 22.2%.
     In 2005, the revenue from the mobile phone business segment was Rmb 2,381 million, while it amounted to Rmb 2,985 million (US$ 382.5 million) in 2006, representing an increase of Rmb 605 million. The increase was mainly attributable to the increase in revenue from the sale of CECT-branded handsets and accessories.

     Revenue from the sale of CECT-branded handsets and accessories increased by 38.1% from Rmb 1,806.1 million in 2005 to Rmb 2,494.0 million ($319.6 million) in 2006, primarily due to increases in unit sales volume and the average selling price of the CECT-branded handsets. Sales volume of CECT-branded handsets increased by 30.7% from approximately 1,730,000 units in 2005 to approximately 2,262,000 units in 2006. The increase in unit sales volume of CECT-branded handsets was primarily driven by the commercial launch of a number of new models, including the A1000 and IP1000, which generated aggregate sales volume of approximately 1,894,000 units in 2006. The average selling price of the CECT-branded handsets increased from Rmb 1,012 per unit in 2005 to Rmb 1,094 ($140) per unit in 2006, primarily reflecting the increased sales volume and percentage of total sales of higher-end and differentiated products that generally have higher unit selling prices.
     Net sales of the COSUN-branded mobile phone handsets for 2006 were Rmb 491 million (US$ 62.9 million), representing a decrease of Rmb 83 million. The decrease was primarily due to (1) the reduction of the range of COSUN-branded higher-end products so as to reduce direct competition with the CECT brand, in accordance with the group-wide product positioning strategy of the Company, and (2) the fact that the license was granted by NDRC 6 months later than we expected, which had impact on our R&D and product launch plan of HZQXCI in 2006.
     Net sales of indoor telephones for 2006 were Rmb 236 million (US$ 30.2 million), representing a decrease of Rmb 19 million.
     As the role played by telecommunication operators in the distribution of indoor telephones becomes more important, the Company has been adjusting its mix of distribution channels to favor telecommunication operators at the expense of traditional distributors. However, it takes time to gain acceptance from telecommunication operators in new regions. Therefore, temporarily in this adjustment process, the gain in sales to telecommunication operators did not adequately make up for the loss of distributor sales.

     (ii) Cost of Goods Sold
     Analysis of our cost of goods sold by business segment for fiscal years 2006 and 2005 is as follows:

	Year ended December 31
	2005 (Restated)		2006
	Rmb'000%		Rmb'000%
Mobile telephones	1,941,313	90	2,457,129	93
Indoor telephones	215,485	10	194,263	7
Total	2,156,798	100	2,651,392	100
     Cost of goods sold increased by Rmb 495 million from Rmb 2,157 million for fiscal year 2005 to Rmb 2,651 (US$ 339.7 million) for fiscal year 2006, representing an increase of 22.9%.
     In 2005, the cost of goods sold for the mobile phones business segment was Rmb 1,941 million, while it amounted to Rmb 2,457 million (US$ 314.8 million) in 2006, representing an increase of Rmb 516 million. The increase was mainly attributable to the increase in the cost of goods sold relating to CECT-branded handsets and accessories.
     Cost of goods sold relating to the CECT-branded handsets and accessories increased by 35.1% from Rmb 1,526.4 million in 2005 to Rmb 2,062.2 million ($264.2 million) in 2006, primarily driven by increased unit sales volume of the CECT-branded handset products, which resulted in, among others, a Rmb 315.1 million increase in raw materials and components cost. After-sales service related expenses for the CECT-branded handsets and accessories also increased from Rmb 9.2 million in 2005 to Rmb 14.7 million ($1.9 million) in 2006, mainly reflecting increased sales volume.
     Cost of goods sold relating to the COSUN-branded mobile phone handsets for 2006 were Rmb 395 million (US$50.6 million), representing a decrease of Rmb 20 million. The decrease was the net result of the following two factors, operating in opposite directions: decrease in sales revenue on the one hand, and increase in unit cost as a result of reduced scale on the other hand.
     Cost of goods sold for the indoor telephone business segment for 2006 were Rmb 194 million (US$ 24.9 million), representing a decrease of Rmb 21 million. The decrease in the cost of goods sold primarily reflected the decrease in sales revenue. It was also to a lesser extent attributable to improved cost control particularly in the area of supply-chain management.

     (iii) Gross Profit
     Analysis of our gross profit by business segment for fiscal years 2006 and 2005 is as follows:

	Year ended December 31
	2005 (Restated)		2006
	Rmb'000%		Rmb'000%
Mobile telephones	439,218	92	528,303	92
Indoor telephones	39,168	8	41,517	8
Total	478,386	100	569,820	100
     Gross profit for fiscal year 2006 was Rmb 570 million (US$ 73.0 million), representing an increase of Rmb 91 million from Rmb 478 million in fiscal year 2005.
     In 2005, the gross profit from the mobile phone business segment was Rmb 439 million, while it amounted to Rmb 528 million (US$ 67.7 million) in 2006, representing an increase of Rmb 89 million. The increase was mainly attributable to the increase in gross profit from the sale of CECT-branded handsets and accessories.
     Gross profit from the sale of CECT-branded handsets and accessories increased by 40.6% from Rmb 337.7 million in 2005 to Rmb 475.0 million ($60.9 million) in 2006, primarily due to increased sales volume of the CECT-branded handset products.
     Gross profit for the COSUN-branded mobile phone handsets decreased by Rmb 48 million from Rmb 102 million in fiscal year 2005 to Rmb 53 million (US$ 6.8 million) in fiscal year 2006. The decrease was mainly attributable to the decrease in sales volume and the trend of reducing unit selling prices in the market for lower-end mobile phone handsets among which there is not much differentiation.
     Gross profit for the indoor telephone business segment increased by Rmb 2 million from Rmb 39 million in fiscal year 2005 to Rmb 42 million (US$ 5.4 million) in fiscal year 2006. The increase was the net result of the following two factors, operating in opposite directions: decrease in sales revenue on the one hand, and increase in the gross profit ratio on the other hand. Three major factors contributed to the increase in gross profit ratio: (1) an adjusted product mix with a higher proportion of higher-end and value-added products that generally have higher unit selling prices and command higher gross margins, (2) our improved cost control particularly in the area of supply chain management, and (3) the fact that the direct sales to telecommunication operators took a larger portion.

     (iv) Selling expenses
     Selling expenses increased by Rmb 3.7 million from Rmb 24.7 million for fiscal year 2005 to Rmb 28.4 million (US$ 3.6 million) for fiscal year 2006. The increased expenses were mainly in the following areas:
—	COSUN-branded mobile phone handsets: brand building and maintenance and the expansion of the distribution network subsequent to the receipt of a separate mobile phone handsets manufacturing license from the PRC government in June 2006;

—	Indoor phones: additional sales force and the establishment of provincial offices for a stronger relationship with our telecommunication operator clients.
     (v) General and administrative expenses including stock-based compensation
     General and administrative expenses including stock-based compensation increased by Rmb 70.7 million from Rmb 55.3 million in fiscal year 2005 to Rmb 126.1 million (US$ 16.2 million) in fiscal year 2006.
     General and administrative expenses other than stock-based compensation increased by Rmb 12.8 million from Rmb 54.6 million in fiscal year 2005 to Rmb 67.4 million (US$ 8.6 million) in fiscal year 2006. The increase was mainly in connection with the following:
—	office expenses relating to new offices set up in provinces to serve clients of the indoor phone business segment who are telecommunication operators, and

—	increased number of after-sales service points and workshops for the COSUN-branded mobile phone handsets.
     Stock-based compensation increased by Rmb 58.0 million from Rmb 0.7 million in 2005 to Rmb 58.7 million (US$ 7.5 million) in 2006. The increase was mainly due to the grant of stock options in 2006. In February 2006, pursuant to the Company’s 2005 Stock Plan, 2,000,000 incentive stock options, exercisable during a 10-year period commencing on February 24, 2006, were issued to certain employees and consultants of the Company at an exercise price of US$7.00 per share,. All the options granted were exercised during 2006. In accordance with the requirements of SFAS No. 123-R and EITF 96-18, the fair value of the options, which amounted to approximately Rmb58,707,000 (US$7,523,000) as computed using the Black-Scholes option-

pricing model on the grant date, has been recognized as share-based compensation expenses in the year ended December 31, 2006.
     (vi) Research and development
     Research and development expenses increased by Rmb 10.0 million from Rmb 20.7 million for fiscal year 2005 to Rmb 30.7 million (US$ 3.9 million) for fiscal year 2006. The increase related mainly to the increase in research and development effort subsequent to the receipt of a separate mobile phone handset manufacturing license from the PRC government relating to the COSUN-branded mobile phone handsets in June 2006. HZQXCI spent more in research and development following the receipt of the separate license. More than ten models were developed by HZQXCI for commercial launch in 2007.
     (vii) In-process research and development
     There was a write-off of in-process research and development expenses of Rmb 41.7 million (US$ 5.3 million) at the date of acquisition of the remaining 20% minority interest in QX Mobile on November 30, 2006. We did not have similar charges in 2005.
     (viii) Amortization of intangible assets
     As a result of the acquisition of the remaining 20% minority interest in QX Mobile on November 30, 2006, amortization of intangible assets increased by Rmb 3.3 million from Rmb 11.9 million in 2005 to Rmb 15.2 million ($1.9 million) in 2006.
     (ix) Interest expenses
     Interest expenses increased by Rmb 58.7 million from Rmb 1.8 million in 2005 to Rmb 100.4 million ($12.9 million) in 2006.
     We recorded interest expenses of Rmb 55.9 million (US$ 7.2 million) in 2006 relating to two convertible bonds issued in 2006. We did not have similar charges in 2005.
     Coupon interest for the two convertible bonds amounted to Rmb 7.7 million (US$ 1.0 million) in 2006.
     The discount arising from the Investors Warrants and the embedded derivatives associated with the two convertible notes, which totaled Rmb 244.4 million (US$ 31.3 million) on initial recognition, was accreted to interest expense over the expected terms of the Notes using the effective interest method. The related interest expenses amounted to Rmb 36.9 million (US$ 4.7 million) in 2006.

     The deferred debt issuance costs associated with the two convertible notes, which totaled Rmb 66.8 million (US$ 8.6 million) on initial recognition, were amortized to expense over the expected term of the Notes using the effective interest method. The related interest expenses amounted to Rmb 11.3 million (US$ 1.4 million) in 2006.
(x) Loss on re-measurement of embedded derivatives
     The two convertible notes issued in 2006 are hybrid instruments that come with embedded derivatives, including the right to convert the notes by the note holders, a premium put, a put option conditional upon certain events of default and a put option conditional upon a change of control. In accordance with the guidance of SFAS No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities,” and EITF Issue No. 00-19, the embedded derivatives must be removed from the debt host and accounted for separately as derivative instruments. Based on EITF No. 00-19, the embedded derivatives were determined to be classified as liabilities on the balance sheet. The value of the embedded compound derivatives, which totaled approximately Rmb 211.3 million (US$ 27.1 million) on the dates of initial recognition, has been deducted as a discount to the total face value of the US$66 million for the two convertible bonds and recorded as a liability on the balance sheet. The valuation of the embedded derivatives was derived by using various valuation methods, which included Monte Carlo Simulation and Backward Dynamic Programming.
     The embedded derivatives will be marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the statement of operations. The Company conducted a valuation of the embedded derivatives as of December 31, 2006 using the same valuation methods as those used on initial recognition and due principally to the change in the Company’s stock price from US$7.21 at June 13, 2006 and from US$15.45 at October 31, 2006 to US$13.19 at December 29, 2006, the valuation conducted resulted in a non-cash net charge of approximately Rmb 134.4 million (US$17.2 million) and a corresponding change in the embedded derivative liabilities. As of December 31, 2006, the fair value of the embedded derivative liability amounted to approximately Rmb 340.9 million (US$43.7 million).
     We did not record similar loss on re-measurement of embedded derivatives in 2005.
     (xi) Gain on disposal of subsidiary
     In July 2005, we recognized a RMB10.3 million gain on disposal of a 90.0% equity interest in

Beijing Jinxin Hengtong Technology Company Limited originally held through CECT, in connection with the acquisition of an additional 25.0% equity interest in CECT by QX Mobile.
     We did not record similar gains on disposals in 2006.
     (xii) Impairment of investment at cost
     During the year ended December 31, 2005, we recorded an impairment charge of RMB7.3 million in respect of CECT’s 10% equity investment in CEC Mobile Co. Ltd. The provision was necessitated due to a slow-down in the business of CEC Mobile Co. Ltd. that resulted from difficult market conditions in the PRC’s CDMA mobile phone market.
     We did not record similar impairment of investment at cost in 2006.
     (xiii) Income tax expense
     Income tax expense increased by Rmb 32.7 million from RMB25.5 million in 2005 to Rmb 58.2 million ($7.5 million) in 2006. The increase was due primarily to increases in taxable income and applicable tax rate in our indirectly-owned subsidiary, CECT, which manufactures and sells CECT-branded mobile phone handsets. CECT was subject to a 15% enterprise income tax rate in 2006, compared to 7.5% in 2005.
     (xiv) Extraordinary gain on acquisition of minority interests — net of nil tax
     The Company’s subsidiary QX Mobile acquired the 25.0% minority interest in CECT in July 2005 for a total consideration of Rmb 75.0 million. The fair value of the underlying net assets representing the 25.0% interest in CECT exceeded our acquisition price. This favorable purchase price primarily reflects the facts that (i) CEC sought to dispose of its interest in CECT on an accelerated basis to complete its own group restructuring plans, and (ii) it became easier for domestic enterprises to manufacture mobile handsets in China due to regulatory changes, which reduced the marketability and demand for the license held by CECT. QX Mobile recognized the unallocated portion of the excess of the fair value of the acquired assets over the acquisition price of Rmb 47.0 million as an extraordinary gain in 2005. The Company’ share in the extraordinary gain was Rmb 37.6 million after minority interests.
     QX Mobile also recorded an extraordinary gain of Rmb 17.8 million ($2.3 million) in connection with QX Mobile’s capital injection of $18.8 million (equivalent to Rmb 149.6 million) into CECT in July 2006 because the other shareholder of CECT, who sold all its remaining 6.6% equity interest in CECT to Qiao Xing Group in December 2006, did not

participate in the capital injection at that time. The Company’s share in the extraordinary gain was Rmb 14.2 million (US$ 1.8 million) after minority interests.
     (xv) Net income
     Net loss of Rmb 19.8 million (US$2.5 million) was recorded for fiscal year 2006, compared with net income of Rmb 244.9 million for fiscal year 2005. The decrease of Rmb 264.7 million between fiscal years 2005 and 2006 was mainly due to the net effect of the following in fiscal year 2006:
(1)	increase in gross profit of Rmb 91.4 million (US$ 11.7 million);

(2)	increase in general and administrative expenses of Rmb 70.7 million (US$ 9.1 million);

(3)	increase in research and development costs of Rmb 10.1 million (US$1.3 million);

(4)	increase in in-process research and development of Rmb 41.7 million (US$ 5.3 million);

(5)	increase in interest expense of Rmb 58.7 million (US$ 7.5 million);

(6)	increase in loss on re-measurement of embedded derivative of Rmb 134.4 million (US$ 17.2 million);

(7)	decrease in gain on disposal of subsidiary of Rmb 10.3 million (US$ 1.3 million);

(8)	increase in provision for income tax of Rmb32.7 million (US$ 4.2 million);

(9)	decrease in minority interests of Rmb 14.8 million (US$ 1.9 million); and

(10)	decrease in extraordinary gain on acquisition of minority interests of Rmb 23.4 million (US$ 3.0 million).
     Based on a weighted average of 23,712,000 shares outstanding during fiscal year 2006, the Company reported basic loss after extraordinary gain per common share of Rmb 0.84 (US$0.11), compared to basic earnings after extraordinary gain per common share of Rmb 13.37 on 18,319,000 weighted-average shares outstanding during fiscal year 2005.

     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 17, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For further information, please contact:
     Rick Xiao
     Tel: +86-752-2820268
     Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.